UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On May 21, 2025, Dole plc (the “Company”) held its 2025 Annual General Meeting (the “AGM”). The proposals presented at the AGM are described in the Company’s proxy statement for the AGM filed with the Securities and Exchange Commission on April 9, 2025. The final voting results were as follows:
Proposal 1 – Election of Directors
Shareholders elected each of the following director nominees for a three-year term as follows:

Directors	For	Against	Abstain
Rose Hynes	62,042,561	1,573,807	1,582,805
Carl McCann	62,286,360	1,371,711	1,541,102
Michael Meghen	63,348,201	1,382,292	468,680
Helen Nolan	64,113,841	1,038,211	47,121

Proposal 2 – Ratification of auditors
Shareholders ratified the selection of KPMG LLP as auditors of the Company and authorized the Audit Committee of the Board of Directors of the Company to fix the remuneration of KPMG as statutory auditors for the fiscal year ending December 31, 2025 as follows:

For	Against	Abstain
63,593,712	1,576,092	29,369

Proposal 3 – Approval of leases
Shareholders approved certain lease agreements to be entered into by the Company (or any of its subsidiaries) with Balmoral International Holdings Limited as follows:

For	Against	Abstain
64,316,650	857,816	24,707

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer